EXHIBIT 99.1


                                               knowledge. judgement. EXPERIENCE.

W.P. STEWART                                                       PRESS RELEASE
         & Co., Ltd.




Contact:  Fred M. Ryan
telephone: 441-295-8585


                 W.P. Stewart & Co., Ltd. Reports Net Income For
            Second Quarter of $9.6 Million After Non-recurring Charge

      Diluted earnings per share of $0.21 and $0.49 for the second quarter and first six months, respectively

                     Strategic Growth Initiatives Broadened

27 July, 2006
Hamilton, Bermuda


      W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") today reported net income of $9.6 million, or $0.21 per share (diluted) and $0.21 per share (basic), for the second quarter ended 30 June 2006. Net income for the second quarter 2006 includes a non-recurring charge of $2.6 million ($0.05 per share, diluted) related to the resetting of the performance fee "high water mark" as required on 30 June 2006 in connection with the completion of the transfer of W.P. Stewart Holdings NV from Curacao to Luxembourg. Excluding this non-recurring charge, second quarter net income was $11.9 million or $0.26 per share (diluted) and $0.26 per share (basic). These earnings results compare with net income in the second quarter of the prior year of $12.3 million or $0.27 per share (diluted) and $0.27 per share (basic).



Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone:  441.295.8585 fax: 441.296.6823

      In announcing the results, John C. Russell, President and Chief Executive Officer, said "Although the environment is challenging, we remain focused on a range of strategic initiatives to enhance long term shareholder value."

      Mr. Russell announced that the Company is launching a program to selectively rationalize and simplify its fee structure to sustain and expand its exceptional client relationships worldwide. As part of this effort, starting 1 July 2006, for accounts at $50 million and over W.P. Stewart will charge a single fee, with no charge for brokerage commissions. This single fee structure will be tapered providing a significant reduction over the previous schedules for these larger accounts.

      In addition, for eligible pooled funds, sponsored and marketed by third parties, that engage the Company in a sub-advisory role, the Company will introduce a new advisory fee schedule effective 1 October 2006. Under that new fee schedule, the annual advisory fee for these funds will be 1.00% on the first $100 million of assets and 0.75% for any amount over $100 million.

      Effective 1 July 2006, brokerage commission charges for all funds that engage the Company as an advisor or sub-advisor and are marketed by W.P. Stewart or by third-party sponsors were set at $0.08 per share for funds with assets under management up to $25 million and $0.05 per share for funds with assets over $25 million.

      Commenting on these changes, Mr. Russell said, "These adjustments to our fees and commission charges, coupled with broader use of performance fee structures based on both absolute and relative performance measures, were made in recognition of the strong opportunity we have in the super high net worth and large institutional markets, market segments heretofore unavailable to us, and to better position ourselves in the important pooled fund market."

      "Our global marketing program lead by Fred Busk," Mr. Russell continued, "is actively expanding our profile worldwide, complementing a reinvigorated focus on our core high net worth client base with a new emphasis on super high net worth individuals and large institutional investors."

      As part of this initiative Mr. Russell noted that a marketing agreement had recently been negotiated with Perkins Fund Marketing LLC, an organization recognized for its multifaceted investment marketing services. Perkins represents a limited number of diverse, quality investment fund managers to its sophisticated investor contacts. Working with Perkins, W.P. Stewart will be launching an asset gathering program directed at investors with large asset bases utilizing a relative performance fee structure.

      Separately, the Company anticipates introducing a new asset gathering initiative for large U.S. equity portfolios utilizing an absolute performance fee structure.

      Mr. Russell also noted the Company is concurrently expanding its global portfolio management activity under the direction of Mark Phelps, recently appointed Deputy Managing Director - Global Investments, and anticipates introducing an EAFE fund to its worldwide client base during the fourth quarter of this year.

      During the quarter, the Company negotiated new employment arrangements with members of its senior portfolio management team. As part of these arrangements, the Company is committing to bring important new equity ownership in W.P. Stewart to the next generation of portfolio managers.

      "As we look longer term," Mr. Russell said, "we are confident that W.P. Stewart will generate strong results by successfully pursuing multiple avenues to develop new growth opportunities."

      Second Quarter Highlights

      Assets under management (AUM) for the quarter ended 30 June 2006 declined approximately $900 million to approximately $8.4 billion. This compares with AUM of approximately $8.8 billion reported at 30 June 2005.

      As noted above, second quarter earnings included a non-recurring charge of approximately $2.6 million or $0.05 per share, diluted. Excluding this non-recurring charge, second quarter net income was $11.9 or $0.26 per share (diluted).

      Cash earnings for the quarter ended 30 June 2006 were $13.3 million (net income of $9.6million adjusted to include $3.7 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax effected basis), or $0.29 per share (diluted). In the same quarter of the prior year, cash earnings were $15.2 million (net income of $12.3 million adjusted for the inclusion of $2.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.33 per share (diluted).

      Cash earnings include the previously noted non-recurring charge of $2.6 million related to the transfer of W.P. Stewart Holdings NV from Curacao to Luxembourg. Excluding this non-recurring charge, second quarter cash earnings totaled $15.5 or $0.34 per share (diluted).

      For the second quarter of 2006 there were 45,915,096 common shares outstanding on a weighted average diluted basis compared to 45,833,007 common shares outstanding for the second quarter of 2005 on the same weighted average diluted basis.

      Six Month Results

      For the six months ended 30 June 2006, net income was $22.3 million, down 11.0%, compared to the $25.1 million reported for the first six months of 2005. Net income was $0.49 per share (diluted) and $0.49 per share (basic) for the first six months of 2006, compared to $0.55 per share (diluted) and $0.55 per share (basic) for the six month period in 2005.

      Net income and earnings per share for the six month period ended 30 June 2006 include the non-recurring charge related to W.P. Stewart Holdings NV detailed above. Net income for the period adjusted to exclude this non-recurring item was $24.6million or $0.53 per share (diluted).

      Cash earnings for the six months ended 30 June 2006 were $27.7 million (net income of $22.3 million adjusted to include $5.4 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.60 per share (diluted). In the same period of the prior year, cash earnings were $30.5 million (net income of $25.1 million adjusted for the inclusion of $5.4 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.67 per share (diluted).

      Cash earnings adjusted to exclude the non-recurring charge related to the transfer of W.P. Stewart Holdings NV were $30.0 million or $0.65 per share (diluted).

      For the six months ended 30 June 2006, there were 45,928,110 common shares outstanding on a weighted average diluted basis compared to 45,847,058 common shares outstanding for the same period in 2005 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the second quarter of 2006 was -3.9% pre-fee and -4.2% post-fee. This compares to -1.4% for the S&P 500.

      For the six months ended 30 June 2006, performance in the Composite was -2.5%, pre-fee and -3.1%, post-fee. This compares to +2.7% for the S&P 500.

      For the twelve month period ending 30 June 2006, performance in the Composite was +8.3%, pre-fee and +7.1%, post-fee. This compares to +8.6% for the S&P 500.

            W.P. Stewart's five-year performance record for the period ended 30 June 2006 averaged +5.3% pre-fee (+4.1% post-fee), compounded annually, compared to an average of +2.5% for the S&P 500 in the five-year period.

      As at 30 June 2006, these recent performance results have negatively impacted one and three-year comparisons with the S&P 500 Index, however, the five and ten-year investment returns for the Composite remain substantially ahead of the Index, both on a pre-fee basis and a post-fee basis.

      Portfolio returns in July have continued under pressure with preliminary indications that year-to-date performance is now approximately 940 basis points behind the S&P 500 on a pre-fee basis.

      Assets Under Management

      As noted above, AUM declined approximately $900 million in the quarter ended 30 June 2006 to approximately $8.4 billion. This compares to AUM of approximately $8.8 billion reported at 30 June 2005.

      Total net flows of AUM for the quarter ended 30 June 2006 were -$510 million, compared with -$115 million in the comparable quarter of 2005 and -$237 million in the first quarter of 2006.

      Total net flows of AUM for the six months ended 30 June 2006 and 2005 were -$747 million and -$158 million, respectively.

      In the second quarter of 2006, net cash flows of existing accounts were approximately -$207 million compared with net cash flows of approximately -$119 million in the second quarter of 2005.

Net cash flows of existing accounts for the six months ended 30 June 2006 were -$238 million compared to -$88 million for the six months ended 30 June 2005.

      Net new flows (net contributions to our publicly-available funds and flows from new accounts minus closed accounts) were approximately -$303 million for the quarter compared to approximately +$4 million for the same quarter of the prior year. Net new flows were approximately -$509 million and approximately -$70 million for the six months ended 30 June 2006 and 2005, respectively.

      Look-Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 30-year history, the growth in earning power behind clients' portfolios, as measured by earnings per share, has ranged from approximately 10% to 20%, annually.

      Currently the "look-through" earnings power behind our clients' portfolios remains solidly positive with portfolio earnings per share growth on a trailing four quarter basis as at 30 June 2006 expected to have advanced at the high end of the historical range. The Company's research analysts expect "look-through" portfolio earnings growth to be within the 12-15% range over the next few years.

      Revenues and Profitability

      Revenues were $38.5 million for the quarter ended 30 June 2006, compared to $33.9 million for the same quarter 2005. An increase in commissions was a major factor in the revenue gain for the second quarter. Portfolio transactions increased as portfolio managers took advantage of the market weakness to reallocate portfolio capital to companies in which they had the highest conviction and also to establish new positions in certain companies.

      Revenues for the six months ended 30 June 2006 and 2005 were $74.8 million and $68.7 million, respectively.

      The average gross management fee was 1.13%, annualized, for the quarter ended 30 June 2006 and 1.13% for the six months ended 30 June 2006, compared to 1.18% and 1.17% in each of the comparable periods of the prior year. Excluding performance fee based accounts, the average gross management fee was 1.25%, annualized, for the quarter ended 30 June 2006, and 1.26% for the six months ended 30 June 2006, compared to 1.28% in each of the comparable periods of the prior year.

      Total operating expenses for the second quarter 2006, including the non-recurring charge of $2.6 million, increased 37.4% to $27.8 million from $20.3 million in the same quarter of the prior year. Total operating expenses were $49.1 million and $40.9 million for the six months ended 30 June 2006 and 2005, respectively.

      During 2004, 2005 and through the first half of 2006, the Company issued restricted shares to various employees. The non-cash compensation expense related to these restricted share grants was approximately $2.3 million for the second quarter of 2006 and approximately $2.6 million for the six months ended 30 June 2006. This non-cash compensation expense is included in "employee compensation and benefits". The non-cash compensation expense related to these restricted share grants is expected to be at least $7.1 million for 2006.

      Pre-tax income at $10.7 million was 27.8% of gross revenues for the quarter ended 30 June 2006 compared to $13.6 million or 40.2% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $25.7 million (34.4% of gross revenues) for the six months ended 30 June 2006 and $27.9 million (40.5% of gross revenues) for the six months ended 30 June 2005.

      The Company's provision for taxes for the quarter ended 30 June 2006 was $1.1 million versus $1.4 million in the comparable quarter of the prior year, and was $3.4 million versus $2.8 million for the six months ended 30 June 2006 and 2005, respectively. The effective tax rate was 9.9% of income before taxes in the second quarter of 2006 compared to 10.0% in the second quarter of 2005. The effective tax rate was approximately 13.2% and 10.0% of income before taxes for the six month periods ended 30 June 2006 and 2005, respectively.

      The increase in the tax rate for the six month period in 2006 relates to changes in the allocation of portfolio management activities among various jurisdictions reflecting recent portfolio manager departures and other management changes. The proportion of various activities based in high-tax jurisdictions has increased somewhat relative to the activity based in lower-tax jurisdictions. Whereas the Company had previously indicated that the anticipated tax rate for 2006 would be between 17% and 20%, it now expects that the tax rate will be approximately 14% for 2006.

      Other Events

      The Company paid a dividend of $0.30 per common share on 28 April 2006 to shareholders of record as of 13 April 2006. As always, the Board of Directors continues to evaluate the Company's dividend policy in light of the Company's financial performance and outlook and the Company will pay a dividend of $0.30 per common share on 28 July 2005 to shareholders of record as of 14 July 2005.

      Conference Call

      In conjunction with this second quarter 2006 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 27 July 2006. The conference call will commence promptly at 9:15am (EDT). Those who are interested in participating in the teleconference should dial 1-888-858-4723 (within the United States) or +973-935-8508 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply visit our website at www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

      The teleconference will be available for replay from Thursday, 27 July 2006 at 12:00 noon (EDT) through Friday, 28 July 2006 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or +973-341-3080 (outside the United States). The PIN number for accessing this replay is 7600706.

      You will be able to access a replay of the Internet broadcast through Thursday, 3 August 2006, on the Company's website at http://www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations


                                                 For the Three Months Ended                    % Change From
                                       ---------------------------------------------    -----------------------------
                                       June 30, 2006   Mar. 31, 2006   June 30, 2005    Mar. 31, 2006   June 30, 2005
                                       -------------   -------------   -------------    -------------   -------------
Revenue:
  Fees                                 $  25,788,508   $  27,187,308   $  25,905,543            -5.15%          -0.45%
  Commissions                             11,916,558       8,260,794       7,334,973            44.25%          62.46%
  Interest and other                         832,272         798,077         632,934             4.28%          31.49%
                                       -------------   -------------   -------------    -------------   -------------

                                          38,537,338      36,246,179      33,873,450             6.32%          13.77%
                                       -------------   -------------   -------------    -------------   -------------


Expenses:
  Employee compensation and benefits      11,228,135       7,738,837       7,231,107            45.09%          55.28%
  Fees paid out                            1,949,680       2,174,908       2,140,864           -10.36%          -8.93%
  Performance fee charge                   2,625,642              --              --               --              --
  Commissions, clearance and trading       2,245,933       1,642,079       1,623,246            36.77%          38.36%
  Research and administration              3,330,257       3,629,544       3,557,819            -8.25%          -6.40%
  Marketing                                1,488,922       1,711,094       1,183,848           -12.98%          25.77%
  Depreciation and amortization            1,648,745       1,575,794       2,052,745             4.63%         -19.68%
  Other operating                          3,318,203       2,762,137       2,465,856            20.13%          34.57%
                                       -------------   -------------   -------------    -------------   -------------
                                          27,835,517      21,234,393      20,255,485            31.09%          37.42%
                                       -------------   -------------   -------------    -------------   -------------

Income before taxes                       10,701,821      15,011,786      13,617,965           -28.71%         -21.41%

Provision for taxes                        1,053,940       2,347,675       1,361,796           -55.11%         -22.61%
                                       -------------   -------------   -------------    -------------   -------------

Net income                             $   9,647,881   $  12,664,111   $  12,256,169           -23.82%         -21.28%
                                       =============   =============   =============    =============   =============

Earnings per share:

Basic earnings per share               $        0.21   $        0.28   $        0.27           -25.00%         -22.22%
                                       =============   =============   =============    =============   =============

Diluted earnings per share             $        0.21   $        0.28   $        0.27           -25.00%         -22.22%
                                       =============   =============   =============    =============   =============

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations






                                        For the Six Months Ended June 30,
                                       -----------------------------------
                                           2006          2005         %
                                       -----------   -----------    ------

Revenue:
  Fees                                 $52,975,816   $53,141,444    -0.31%
  Commissions                           20,177,352    14,524,371    38.92%
  Interest and other                     1,630,349     1,041,431    56.55%
                                       -----------   -----------   ------

                                        74,783,517    68,707,246     8.84%
                                       -----------   -----------   ------


Expenses:
  Employee compensation and benefits    18,966,972    14,458,703    31.18%
  Fees paid out                          4,124,588     4,028,214     2.39%
  Performance fee charge                 2,625,642            --       --
  Commissions, clearance and trading     3,888,012     3,110,048    25.01%
  Research and administration            6,959,801     7,293,853    -4.58%
  Marketing                              3,200,016     2,723,807    17.48%
  Depreciation and amortization          3,224,539     4,096,134   -21.28%
  Other operating                        6,080,340     5,144,825    18.18%
                                       -----------   -----------   ------
                                        49,069,910    40,855,584    20.11%
                                       -----------   -----------   ------

Income before taxes                     25,713,607    27,851,662    -7.68%

Provision for taxes                      3,401,615     2,785,166    22.13%
                                       -----------   -----------   ------

Net income                             $22,311,992   $25,066,496   -10.99%
                                       ===========   ===========   ======

Earnings per share:

Basic earnings per share               $      0.49   $      0.55   -10.91%
                                       ===========   ===========   ======

Diluted earnings per share             $      0.49   $      0.55   -10.91%
                                       ===========   ===========   ======

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                       (in millions)

                                                 For the Three Months Ended                  For the Six Months Ended
                                       -----------------------------------------------    ------------------------------
                                       Jun. 30, 2006    Mar. 31, 2006    Jun. 30, 2005    Jun. 30, 2006    Jun. 30, 2005
                                       -------------    -------------    -------------    -------------    -------------
Existing Accounts:
  Contributions                        $         168    $         329    $         171    $         497    $         483
  Withdrawals                                   (375)            (360)            (290)            (735)            (571)
                                       -------------    -------------    -------------    -------------    -------------
Net Flows of Existing Accounts                  (207)             (31)            (119)            (238)             (88)
                                       -------------    -------------    -------------    -------------    -------------
Publicly Available Funds:
  Contributions                                   78               34               62              112              116
  Withdrawals                                    (93)             (69)             (18)            (162)             (93)
Direct Accounts Opened                            27               57              104               84              175
Direct Accounts Closed                          (315)            (228)            (144)            (543)            (268)
                                       -------------    -------------    -------------    -------------    -------------
Net New Flows                                   (303)            (206)               4             (509)             (70)
                                       -------------    -------------    -------------    -------------    -------------

Net Flows of Assets Under Management   $        (510)   $        (237)   $        (115)   $        (747)   $        (158)
                                       =============    =============    =============    =============    =============



* The table above sets forth the total net flows of assets under management for the three months ended June 30, 2006, March 31, 2006 and June 30, 2005, respectively, and for the six months ended June 30, 2006 and 2005, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.